

Mail Stop 3030

April 2, 2010

R. Scott Huennekens
President and Chief Executive Officer
Volcano Corporation
3661 Valley Centre Drive, Suite 200
San Diego, California 92130

> **Re:** **Volcano Corporation**
> **Registration Statement on Form S-3**
> **Filed March 8, 2010**
> **File No. 333-165346**

Dear Mr. Huennekens:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you are registering the resale of shares that may be issued upon the achievement of certain events to former shareholders of CardioSpectra, Inc. pursuant to your merger agreement. We also note that the number of shares that could be issued to satisfy your payment obligations upon the achievement of these events will depend on the actual average closing price of your common stock at the time the milestones are achieved. Given that the number of shares that could be issued to satisfy your milestone payments is not a fixed number, and that the price at which the shares may be issued has not been set and will not be determined until the time you achieve the milestones, tell us why you believe it is appropriate to register the resale of these shares at this time.

*   *   *

Please respond with a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3625 with any questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax): Frederick T. Muto, Esq.— Cooley Godward Kronish LLP